Exhibit (a)(1)(D)

Offer to Purchase for Cash

by

Dominion Resources, Inc.

of

Up to 55,000,000 Shares of its Common Stock at a Purchase Price not greater than $92.00 nor less than $82.00 per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, AUGUST 7, 2007, UNLESS THE OFFER IS EXTENDED.

July 10, 2007

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

We have been appointed by Dominion Resources, Inc., a Virginia corporation (the “Company”), to act as Dealer Managers in connection with its offer to purchase up to 55,000,000 shares of its common stock, without par value, at a price not greater than $92.00 nor less than $82.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 10, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold shares registered in your name or in the name of your nominee. Unless the context otherwise requires, all references to the shares shall refer to the common stock of the Company.

Enclosed with this letter are copies of the following documents:

1. Offer to Purchase dated July 10, 2007;

2. Letter of Transmittal, including substitute Form W-9, for your use in accepting the Offer and tendering shares of and for the information of your clients;

3. Letter to Clients, for you to send to your clients for whose account you hold shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer;

4. Notice of Guaranteed Delivery with respect to shares, to be used to accept the Offer in the event you are unable to deliver the share certificates, together with all other required documents, to the Depositary before the Expiration Time, or if the procedure for book-entry transfer cannot be completed before the Expiration Time; and

5. Return envelope addressed to Continental Stock Transfer & Trust Company, as the Depositary.

The Company’s Board of Directors has approved the making of the Offer. However, none of the Company, its Board of Directors, the Dealer Managers, Continental Stock Transfer & Trust Company as the Depositary or Georgeson Inc. as the Information Agent makes any recommendation to your clients as to whether to tender or refrain from tendering their shares or as to the purchase price or prices at which they may choose to tender their shares. Your clients must make their own decision whether to tender their shares and, if so, how many shares to tender and the price or prices at which they will tender them.

Certain conditions to the Offer are described in Section 7 of the Offer to Purchase. All tenders must be in proper form as described in Section 3 of the Offer to Purchase to be proper.

We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 5:00 p.m., Eastern time, August 7, 2007, unless the Offer is extended.

Under no circumstances will interest be paid on the purchase price of the shares regardless of any extension of, or amendment to, the Offer or any delay in paying for such shares.

The Company will not pay any fees or commissions to any broker or dealer or other person (other than the Dealer Managers, the Information Agent and the Depositary, as described in the Offer to Purchase) in connection with the solicitation of tenders of shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients. The Company will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase and Letter of Transmittal (see Section 5 of the Offer to Purchase).

As withholding agent for your clients, you are instructed to withhold on the gross proceeds of the Offer paid to your clients that are non-U.S. persons (as determined for U.S. federal income tax purposes) as if all such gross proceeds are dividends for U.S. federal income tax purposes, in accordance with appropriate, accepted procedures. The determination of whether any portion of the gross proceeds paid to a beneficial holder is treated as a dividend for U.S. federal income tax purposes may depend on the individual circumstances of the beneficial holder, which neither we nor you know. This withholding is disclosed in the Offer to Purchase.

Questions and requests for assistance or for additional copies of the enclosed material may be directed to the Information Agent at the telephone number and address listed below.

The Information Agent for the Offer is:

Georgeson Inc.

17 State Street, 10th Floor

New York, NY 10004

Banks and brokers call: (212) 440-9800

All others call toll-free: (888) 605-7548

Very truly yours,
Morgan Stanley & Co. Incorporated Merrill Lynch & Co.

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Dealer Managers, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.